Exhibit 3.1

CODE OF BUSINESS CONDUCT AND ETHICS

As Revised November 9, 2022

Purpose

This Code of Business Conduct and Ethics (the “Code”) for Midwest Holding Inc. and its subsidiaries (hereinafter collectively referred to as the “Company”) provides a general statement of the Company’s expectations regarding the ethical standards to which each director, officer and employee of the Company should adhere while acting on behalf of the Company. The Company is committed to compliance with applicable laws and regulations and to operating in accordance with the highest standards of business conduct. In some instances, the guidelines and standards of this Code go beyond the requirements of applicable law.

Each director, officer and employee is expected to read, become familiar with and adhere to the ethical standards described in this Code. The Code is not intended to be a comprehensive rulebook and does not address every situation that may be encountered in the conduct of the Company’s business. Additional guidance on matters addressed in this Code may also be found in topic-specific Company policies or guidelines. Directors, officers and employees who have questions about how to interpret or apply the Code should seek guidance from the Company’s General Counsel.

Administration

The Company’s Board of Directors (the “Board”) is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company’s industry, the Company’s own business practices and the prevailing ethical standards of the communities in which the Company operates. While the General Counsel will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Company to comply with this Code.

Compliance with Laws, Rules and Regulations

The Company will comply with all laws and governmental regulations that are applicable to the Company’s activities, and expects that all directors, officers and employees acting on behalf of the Company will obey the law. Specifically, the Company is committed to:

●	maintaining a safe and healthy work environment
●	promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Company’s business interests;
●	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
●	conducting its activities in full compliance with all applicable environmental laws;
●	keeping the political activities of the Company’s directors, officers and employees separate from the Company’s business;
●	prohibiting any illegal payments to any government officials or political party representatives of any country; and
●	complying with all applicable state and federal securities laws.

Consistent with the Company’s Insider Trading Policy, directors, officers and employees are prohibited from illegally trading the Company’s securities while in possession of material, nonpublic (“inside”) information about the Company.

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2900 S. 70th St., STE 400	T. 402-489-8266
Lincoln, NE 68506	customerservice@midwestholding.com	www.midwestholding.com

Guidelines for the Conduct of Directors

Each director should seek to use due care in the performance of his or her duties, be loyal to the Company and act in good faith and in a manner the director reasonably believes to be in or not opposed to the best interests of the Company. A director should:

●	use reasonable efforts to regularly attend meetings of the respective Board of Directors (the “Board”) and their committee meetings;
●	dedicate sufficient time, energy and attention to the Company to ensure diligent performance of his or her duties, including preparing for meetings and decision-making by reviewing in advance any materials distributed and making reasonable inquiries;
●	be aware of and seek to fulfill his or her duties and responsibilities as set forth in the Company’s Articles of Incorporation, Bylaws and other corporate governance guidelines; and
●	seek to comply with all applicable laws, regulations, confidentiality obligations and corporate policies.

Conflicts of Interest

A “conflict of interest” occurs when an individual’s private interests interfere in any way, or even appear to interfere, with the interests of the Company as a whole. A conflict situation can arise when a director, officer or employee takes actions or has interests that can make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Directors, officers and employees should not be involved in any activity which creates or gives the appearance of a conflict of interest between their personal interests and those of the Company.

Unless properly disclosed to and approved by the Board, no director, officer or employee shall:

●	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business:
o	that markets products or services in competition with the Company’s current or potential products and services;
o	that supplies products or services to the Company; or
o	that purchases products or services from the Company;
●	have any financial interest, including stock ownership, in any such outside business that might create or give the appearance of a conflict of interest;
●	seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;
●	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the responsibilities of the director, officer or employee with the Company;
●	accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible;
●	conduct business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives, who are not directors, officers or employees of the Company; or
●	use the Company’s property, information or position for personal gain.

Directors, officers and employees shall notify their respective ethics officer (each, an “Ethics Officer”) of the existence of any actual or potential conflict of interest. The notice shall describe the nature of the conflict and all facts known to the individual reporting the conflict that may be material to an understanding of the conflict. For directors, the Ethics Officer is the Chair of the Nominating and Corporate Governance Committee; for officers, employees and others, it is the General Counsel. If, in either case, it would be inappropriate to present this conflict to the designated Ethics

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Officer, the Board Chair may serve as an Ethics Officer. The individual may continue in the position giving rise to the conflict only with the approval of the Board.

Any director with an actual or potential conflict of interest must recuse himself or herself from any and all deliberations, and must abstain from any vote, relating to the source of the conflict. In addition, directors must obtain approval from the entire Board (with interested directors recusing themselves and abstaining) prior to accepting any position to serve on a board of directors, an advisory board or a committee of any other entity. This approval must be obtained both initially and prior to the individual’s acceptance of each re-nomination, re-election and/or re-appointment to such position. The Board may at any time rescind prior approvals to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of the Company. The prior approval of the entire Board is not required, however, for membership on boards of charitable or community organizations, so long as such service does not constitute an actual conflict of interest or otherwise conflict or interfere with a director’s duties to the Company and does not reflect negatively on the Company.

In addition to the foregoing, the Nominating and Corporate Governance Committee (or, in the absence of such a committee, the Board as a whole) shall consider all actual and potential conflicts of interest of potential nominees for director on an annual basis prior to making any recommendation in favor of the election or re-election of such potential nominees. Prior to making any recommendations for election or re-election to the Board, the Nominating and Corporate Governance Committee (or, in the absence of such a committee, the Board as a whole) shall solicit from each potential nominee a conflict-of-interest questionnaire and shall consider the responses provided in such questionnaire. In the event that the Nominating and Corporate Governance Committee (or, in the absence of such a committee, the Board as a whole) determines that the matters disclosed in the questionnaire are reasonably likely to have a material adverse effect on a potential nominee’s ability to make decisions based on the Company’s best interests without outside influences, such potential nominee shall not be recommended for election or re-election to the Board.

Related Person Transactions

The Company recognizes that Related Person Transactions (as defined below) may present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. Accordingly, as a general matter, the Company prefers to avoid Related Person Transactions. The Company recognizes, however, that certain situations may arise whereby Related Person Transactions may not be deemed inconsistent with the best interests of the Company or its stockholders.

The Company’s policy is that all Related Person Transactions shall be reviewed and approved or ratified by the Nominating and Corporate Governance Committee of the Board.

For the purposes of the Code, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and in which any Related Person had, has or will have a direct or indirect interest.

For purposes of the Code, a “Related Person” means:

●	Any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director, officer or employee of the Company or a nominee to become a director of the Company;
●	Any person who is known to be the beneficial owner of more than five percent (5%) of any class of the Company’s voting securities;
●	Any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, officer, employee, director nominee or more than five percent (5%) beneficial owner, and

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any person (other than a tenant or employee) sharing the household of such director, officer, employee, director nominee or more than five percent (5%) beneficial owner; and

●	Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a beneficial ownership interest.

Related Person Transactions that are identified as such prior to the consummation thereof or amendment thereto shall be consummated or amended only after the following steps have been completed:

●	Prior to entering into the Related Person Transaction (a) the Related Person, or (b) the director, officer, employee, director nominee or beneficial owner who is an immediate family member of the Related Person shall provide notice to the appropriate Ethics Officer of the facts and circumstances of the proposed Related Person Transaction, including: (i) the Related Person’s relationship to the Company and interest in the transaction; (ii) the material facts of the proposed Related Person Transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved; (iii) the benefits to the Company of the proposed Related Person Transaction; (iv) if applicable, the availability of other sources of comparable products or services; and (v) an assessment of whether the proposed Related Person Transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. If the Ethics Officer determines that the proposed transaction is a Related Person Transaction, the proposed Related Person Transaction shall be submitted to the Nominating and Corporate Governance Committee for consideration at the next Nominating and Corporate Governance Committee meeting or, in those instances in which the Ethics Officer determines that it is not practicable or desirable for the Company to wait until the next Nominating and Corporate Governance Committee meeting, the Chair of the Nominating and Corporate Governance Committee may make the required determination.
●	The Nominating and Corporate Governance Committee, or where submitted to the Chair of the Nominating and Corporate Governance Committee, its Chair, shall consider all of the relevant facts and circumstances available to the Committee or the Committee Chair, including (if applicable) but not limited to: the benefits to the Company; the impact on a director’s independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the Nominating and Corporate Governance Committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any member of his or her immediate family is the Related Person. The Nominating and Corporate Governance Committee (or the Chair of the Nominating and Corporate Governance Committee, as applicable) shall approve only those Related Person Transactions that are in the best interests of the Company and its stockholders, as the Nominating and Corporate Governance Committee (or its Chair, as applicable) determines in good faith. The Nominating and Corporate Governance Committee or its Chair, as applicable, shall convey the decision to the Ethics Officer, who shall share the decision with the appropriate persons within the Company.
●	If a potential Related Party Transaction is pending, ongoing or completed, it shall be submitted promptly to the Nominating and Corporate Governance Committee for the same evaluation.
●	The Chair of the Nominating and Corporate Governance Committee shall report to the Nominating and Corporate Governance Committee at the next Nominating and Corporate Governance Committee meeting any actions taken under this policy pursuant to his or her delegated authority.

Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Accordingly, directors, officers and employees are prohibited from:

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●	taking for themselves opportunities that are discovered through the use of Company property, information or positions;
●	using Company property, information or positions for personal gain; or
●	competing with the Company.

In general, and except as provided elsewhere in this Code or in the Company’s Employee Handbook, a director, officer or employee may engage in business so long as he or she does not preempt or seize a corporate business opportunity. A corporate business opportunity is (1) an opportunity in the Company’s line of business or proposed expansion or diversification of that line of business, (2) which the Company is financially able to undertake and (3) which may be of interest to the Company.

A director who learns of such a corporate business opportunity and who wishes to participate in it, directly or indirectly, must first disclose the opportunity to the Board. If the Board determines that the Company does not have an actual or expected interest in the opportunity, then, and only then, may the individual participate in it, provided that the individual has not wrongfully utilized the Company’s resources in order to acquire the opportunity.

Confidentiality

Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Company or its suppliers, customers or other business partners, except when disclosure is authorized by the Company or legally required.

Confidential information includes (1) information marked “Confidential”, “Private”, “For Internal Use Only” or similar legends; (2) technical information relating to current and future products, services or research; (3) business or marketing plans or projections; (4) earnings and other internal financial data; (5) personnel information; (6) supplier and customer lists; (7) sales agent lists; and (8) other non-public information that, if disclosed, might be of use to the Company’s competitors, or harmful to the Company or its suppliers, customers or other business partners.

To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

Protection and Proper Use of the Company’s Assets

Directors, officers and employees are personally responsible for protecting those Company assets that are entrusted to them and for helping to protect the Company’s assets in general. Company assets include all written communications and all data and communications transmitted or received to or by, or contained in, the Company’s computer, electronic or telephonic systems.

Directors, officers and employees shall only use the Company’s assets for the Company’s legitimate business purposes.

Fair Dealing

The Company is committed to promoting the values of honesty, integrity and fairness in the conduct of its business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Directors, officers and employees are expected to deal honestly and fairly with the company’s customers, suppliers, competitors and other third parties. To this end, directors, officers and employees shall not:

●	make false or misleading statements to customers, suppliers or other third parties;
●	make false or misleading statements about competitors;
●	solicit or accept any fee, commission or other compensation for referring customers to third party vendors; or
●	otherwise take unfair advantage of the Company’s customers or suppliers, or other third parties, through manipulation, concealment, abuse of privileged information or any other practice involving unfair dealing.

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Responding to Inquiries from the Press and Others

The Company strives to anticipate and manage its day-to-day business (as well as crisis situations) in order to reduce disruption to its employees and business practices and to maintain the Company’s reputation of providing exceptional customer service. Only those persons designated by the Company are permitted to respond to the media and any other press or news inquiries. Requests for information from the press, regulators or the government should be referred to the General Counsel.

Gifts and Entertainment

Making and receiving gifts is a common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should neither compromise, nor appear to compromise, the ability of directors, officers and employees to make objective and fair business decisions. In addition, it is important to note that making and receiving gifts is subject to a variety of laws, rules and regulations applicable to the Company’s operations. These include, without limitation, laws covering the marketing of products, bribery and kickbacks.

For purposes of this Code, the term “gift” refers to items that are accepted from or given to any person primarily as a result of a business relationship. “Entertainment” means any event, meal or activity whose primary purpose is business-related and is offered by and attended by a person who himself or herself, or through his or her employee, employer or affiliate, has a current or prospective business relationship with the Company.

Directors, officers and employees may not give or accept gifts of cash or cash equivalents (such as lottery tickets) of any amount.

In addition, directors, officers and employees may not offer, give, provide or accept any gift or entertainment unless it:

●	is consistent with customary business practices;
●	is not excessive in value;
●	cannot be construed as a bribe, payoff or kickback; and
●	does not violate any laws or regulations.

Directors, officers and employees who have questions regarding whether a gift or entertainment is appropriate should consult with the General Counsel.

Accurate and Timely Periodic Reports

The Company is committed to providing investors with full, fair accurate, timely and understandable disclosure in the periodic reports that the Company is required to file with the U.S. Securities and Exchange Commission or other government agency, or that it disseminates to investors or potential investors. To this end, the Company and its directors, officers and employees shall:

●	comply with generally accepted accounting principles at all times;
●	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;
●	maintain books and records that accurately and fairly reflect the Company’s transactions;
●	prohibit the establishment of any undisclosed or unrecorded funds or assets;
●	maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management, particularly during the periods in which the Company’s periodic reports are being prepared; and
●	present information in a clear and understandable manner.

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Reporting and Compliance Procedures

Every director, officer and employee has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. Any director, officer or employee who knows or believes that any other employee or representative of the Company has engaged or is engaging in conduct that violates applicable law or this Code should report such information to his or her supervisor, to the General Counsel or to the Board Chair. Any supervisor who receives a report of violation of this Code must immediately inform the Board Chair.

Directors, officers or employees may report violations of this Code, on a confidential or anonymous basis, by contacting the Board Chair by fax, mail or e-mail based on the Company’s contact information. While it may be preferable for the reporting individual to identify himself or herself when reporting violations so that the Company may follow up with the individual, as necessary, for additional information, the individual may choose to deliver messages anonymously via sealed envelope addressed to:

Board Chair

Midwest Holding Inc.

2900 S 70th Street, Suite 400

Lincoln, NE 68506

If it would be inappropriate to report a violation of the Code to the Board Chair, a director, officer or employee may, in the alternative, contact the Chair of the Nominating and Corporate Governance Committee by fax, mail or e-mail using the Company’s contact information, including anonymously via sealed envelope addressed to:

Committee Chair

Nominating and Corporate Governance Committee

Midwest Holding Inc.

2900 S 70th Street, Suite 400

Lincoln, NE 68506

Except in the case of an alleged violation by the Chief Executive Officer (the “CEO”), if the Board Chair receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information; (b) if the alleged violation involves a director or officer, inform the CEO and Board of the alleged violation; (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation, together with a recommendation as to disposition of the matter, to the CEO for action, or if the alleged violation involves a director or officer, report the results of any such inquiry or investigation to the Board or appropriate committee thereof.

In the case of an alleged violation by the CEO of this Code, the Board Chair shall (a) inform the CEO (as appropriate) and Board of the alleged violation; (b) under the direction of the Nominating and Corporate Governance Committee, determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation; and (c) report the results of any such inquiry or investigation to the Board or appropriate committee thereof.

Directors, officers and employees are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves a director or officer (other than the CEO), the CEO and the Board, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against

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such director or officer.

If the alleged violation involves the CEO, the Nominating and Corporate Governance Committee shall review any responses submitted by the CEO and announce its findings and recommendations to the Board. The Board shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against the CEO. If the CEO is also a director, then he or she shall not participate or be present in any meeting of the Board concerning a violation of this Code by such person.

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not promptly report it, also will be subject to disciplinary action, up to and including discharge.

Non-Retaliation

The Company prohibits retaliation against a director, officer or employee who, in good faith, seeks help or reports known or suspected violations of this Code. Any reprisal or retaliation against a director, officer or employee because the individual, in good faith, sought help or filed a report will be subject to disciplinary action, up to and including discharge.

Dissemination, Certification and Amendment

This Code shall be distributed to each new director, officer and employee of the Company upon commencement of his or her employment or other relationship with the Company and shall also be distributed not less than annually to each director, officer and employee of the Company. Each director, officer and employee shall be required to certify that he or she has received, read and understood the Code and has complied with its terms.

The Company reserves the right to amend, alter or terminate this Code at any time for any reason.

Waivers

The provisions of this Code may be waived for directors or officers only by a resolution of the Company’s Board. The provisions of this Code may be waived for employees who are not directors or officers by the Board Chair. Any waiver of this Code granted to a director or officer must be promptly disclosed to shareholders.

No Rights Created

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. The Code is not intended to and does not create any rights in any director, officer, employee, client, supplier, competitor, stockholder or any other individual or entity.

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